SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

CYPRESS BIOSCIENCE, INC.
(Name of Subject Company (Issuer))

RAMIUS V&O ACQUISITION LLC
RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
RAMIUS NAVIGATION MASTER FUND LTD
RAMIUS OPTIMUM INVESTMENTS LLC
COWEN OVERSEAS INVESTMENT LP
RAMIUS ENTERPRISE MASTER FUND LTD
RAMIUS ADVISORS, LLC
COWEN GROUP, INC.
RCG HOLDINGS LLC
RAMIUS LLC
C4S & CO., L.L.C.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

232674507
(CUSIP Number of Class of Securities)

JEFFREY C. SMITH
RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction Valuation*                                                                           Amount of Filing Fee**
$147,786,057.50                                                                               $10,537.15

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 34,773,190 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $4.25 (the purchase price per share offered by Offeror).  Such number of shares of common stock represents 38,588,190 shares issued and outstanding as of November 5, 2010 less 3,815,000 shares of common stock already owned by Ramius Value and Opportunity Advisors LLC, its affiliates and its subsidiaries.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,537.15
Form or Registration No.:	SC TO-T
Filing Party:	Ramius V&O Acquisition LLC
Ramius Value and Opportunity Advisors LLC
Date Filed:	September 15, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 7 to Schedule TO (this “Amendment No. 7”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 15, 2010, as amended by Amendment No. 1 to Schedule TO filed on September 20, 2010, Amendment No. 2 to Schedule TO filed on September 21, 2010, Amendment No. 3 to Schedule TO filed on September 30, 2010, Amendment No. 4 to  Schedule TO filed on October 12, 2010, Amendment No. 5 to Schedule TO filed on October 14, 2010 and by Amendment No. 6 to Schedule TO filed on November 3, 2010 (collectively, the “Schedule TO”), by Ramius V&O Acquisition LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (“Ramius”), and certain of its affiliates, including Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Cowen Group, Inc., RCG Holdings LLC, Ramius LLC and C4S & Co., L.L.C. (collectively, together with Ramius and Purchaser, the “Ramius Group”), relating to the offer by Purchaser (the “Offer”) to purchase all issued and outstanding shares of Common Stock, par value $0.001 per share, together with the associated preferred stock purchase rights (the “Rights,” and together with such shares, the “Shares”), of Cypress Bioscience, Inc., a Delaware corporation (“Cypress”), at a price of $4.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated September 15, 2010, and in the related Letter of Transmittal (the “Letter of Transmittal”), each of which may be amended or supplemented from time to time.  This Amendment No. 7 is being filed on behalf of the Ramius Group.

 The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to all applicable items of this Amendment No. 7. This Amendment No. 7 should be read together with the Schedule TO.

The Offer is scheduled to expire at 12:00 Midnight, New York City time, on December 17, 2010, unless the offer is extended.

 The safe harbor protections for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements Ramius or Purchaser may make in connection with the Offer.

ITEMS 1 THROUGH 9; ITEM 11.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

“On December 10, 2010, Purchaser issued a press release announcing that it is extending the Offer until 12:00 Midnight, New York City time on December 17, 2010, unless further extended. Also in the press release, Purchaser announced that it had sent a letter to Cypress’ Board of Directors outlining its willingness to acquire all of Cypress’ outstanding Common Stock not already owned by the Ramius Group in a negotiated transaction for $5.50 per share. The letter stated that such offer is conditioned upon Cypress commencing exclusive negotiations with Purchaser and Ramius no later than December 10, 2010 and entering into a definitive merger agreement no later than December 12, 2010. The letter further stated that affiliates of Royalty Pharma Finance Trust, which is financing the Offer, have indicated that they are prepared to provide financing for the $5.50 offer, provided such conditions are met. The full text of the press release and the letter issued by Ramius on December 10, 2010 announcing the extension of the Offer and the new $5.50 offer is filed as Exhibit (a)(5)(H) hereto and is incorporated by reference.”

The Offer to Purchase is hereby amended as follows:

Section 10 - “Background of the Offer”

The information set forth in the Offer to Purchase under Section 10 (“Background of the Offer”) is hereby amended to add immediately after the final paragraph of Section 10:

“On December 10, 2010, Ramius and Purchaser announced an extension of the Expiration Date of the Offer until 12:00 Midnight, New York City time on December 17, 2010.

Also, on December 10, 2010, Purchaser delivered a letter (the “December 10 Letter”) to Cypress’ Board of Directors outlining its willingness to acquire all of Cypress’ outstanding Common Stock not already owned by the Ramius Group in a negotiated transaction for $5.50 per share (the “Revised Offer”). The December 10 Letter stated that the Revised Offer is conditioned upon Cypress commencing exclusive negotiations with Purchaser and Ramius no later than December 10, 2010 and entering into a definitive merger agreement no later than December 12, 2010. The December 10 Letter also stated that affiliates of RP have indicated that they are prepared to provide financing for the Revised Offer, provided such conditions are met, but stated that such financing is not subject to due diligence or any other material condition.

The December 10 Letter further stated that the terms of the Revised Offer would include the following: (1) an all cash offer of $5.50 per share, (2) that the financing condition of the Offer would be removed, including any requirements for future due diligence, (3) a Cypress-friendly second-step merger agreement with limited representations and warranties, (4) that Purchaser would be willing to close the Revised Offer as soon as legally permissible and (5) that Purchaser is willing to provide a broad fiduciary out in the Revised Offer merger agreement for any higher or better offer received prior to the closing of the Revised Offer, with a break-up fee on the low end of fairness, i.e., 2% of transaction value.

Purchaser concluded the December 10 Letter by stating it believes Cypress stockholders are expecting the Board of Directors to bring the strategic alternatives process to a prompt conclusion with a transaction that provides a high degree of certainty that stockholders will receive immediate full and fair value for their shares, and that the benefits of the Revised Offer should be clear to all concerned.”

Section 12 - “Source and Amount of Funds”

The information set forth in the Offer to Purchase under Section 12 (“Source and Amount of Funds”) is hereby amended to add immediately after the seventh paragraph of Section 12:

“RP has over $1.1 billion of unrestricted cash in US bank accounts available to make investments.  RP has made over $2 billion in investments since 2006.  RP’s outstanding senior indebtedness is rated Ba2/BBB by Moody’s and Standard & Poor’s.

Except as set forth elsewhere in this Offer to Purchase, there are no written or oral agreements, understandings or arrangements between any members of the Ramius Group and RP involving the future acquisition by RP of any equity interest in Cypress following the completion of the Offer.  In addition, there are no written or oral agreements, understandings or arrangements between any members of the Ramius Group and RP regarding the appointment of any designees nominated by RP to the Board of Directors of Cypress following the completion of the Offer.”

Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(H) Press release issued by Ramius Value and Opportunity Advisors LLC, dated December 10, 2010 (including text of letter sent to the Cypress’ Board of Directors on December 10, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify as of December 10, 2010 that the information set forth in this statement is true, complete and correct.

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:  Ramius Value and Opportunity Advisors LLC,
its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
By:  Ramius LLC,
its sole member

RAMIUS OPTIMUM INVESTMENTS LLC
By:  Ramius Advisors, LLC,
its managing member

RAMIUS V&O ACQUISITION LLC

COWEN OVERSEAS INVESTMENT LP
By:  Ramius Advisors, LLC,
its general partner

RAMIUS ADVISORS, LLC
By:  Ramius LLC,
its sole member

RAMIUS LLC
By:  Cowen Group, Inc.,
its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By:  C4S & Co., L.L.C.,
its managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 15, 2010.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)	Summary Advertisement published on September 15, 2010.*
(a)(5)(A)	Press release issued by Ramius LLC, dated September 15, 2010, announcing the commencement of the Offer.*
(a)(5)(B)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 17, 2010. *
(a)(5)(C)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 21, 2010.*
(a)(5)(D)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 30, 2010. *
(a)(5)(E)	Content of www.tenderforcypressbio.com. *
(a)(5)(F)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated October 11, 2010. *
(a)(5)(G)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated November 2, 2010. *
(a)(5)(H)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated December 10, 2010. †
(b)(1)	Commitment Letter, dated as of September 14, 2010, among Ramius Value and Opportunity Advisors LLC and RP Management, LLC.*
(b)(2)	Amendment to Commitment Letter, dated as of October 13, 2010, between Ramius Value and Opportunity Advisors LLC and Royalty Pharma Finance Trust.*
(d)(1)
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated July 19, 2010 (incorporated by reference to the Schedule 13D filed by Ramius LLC with the Securities and Exchange Commission on July 19, 2010).

(g)	None.
(h)	None.
* Previously filed with the Schedule TO.
† Filed herewith